SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 000-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Magic Software Enterprises Ltd.

EXPLANATORY NOTE

On November 3, 2025, Magic Software Enterprises Ltd. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Matrix IT Ltd., an Israeli public information technology company and a subsidiary of Formula Systems (“Matrix”), and with Magitrix Ltd, a new wholly-owned subsidiary of Matrix (“Merger Sub”).

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders, Merger Sub will be dissolved (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Matrix.

The full consideration to the Company’s shareholders in the transaction will be in ordinary shares of Matrix, so that at the Merger’s closing date (the “Closing”), all existing shares held by eligible shareholders of the Company will be canceled and converted into the right to receive ordinary shares of Matrix. For each one share of the Company acquired by Matrix in the merger, Matrix will issue its ordinary shares (the “Merger Consideration”) such that immediately following the Closing, it is estimated that the eligible shareholders of Magic will hold 31.125% of Matrix’s outstanding shares on a fully diluted basis, and the shareholders who held Matrix shares immediately prior to the Closing, will hold 68.875% of Matrix’s outstanding shares on a fully diluted basis (the “Exchange Ratio”).

Matrix trades only on the Tel Aviv Stock Exchange (the “TASE”), and therefore eligible shareholders of the Company will be entitled to receive shares on the TASE, and their existing shares of MGIC on Nasdaq will be cancelled.

The terms of the Merger Agreement were drafted by a special and independent committee, which was authorized by the Company’s Board of Directors to examine the Merger and to negotiate its terms (including to resolve not to enter into the transaction as a possible alternative) (the “Special Committee”). The Special Committee conducted an in-depth work process that included dozens of meetings over more than 12 months, during which it selected independent professional advisors, formulated independent work procedures, examined possible alternatives to the Merger in light of the Company’s needs, challenges, and objectives, and found that executing the Merger Agreement with Matrix is the best alternative among all the alternatives available to the Company, best fulfills the Company’s interests, and has the greatest potential to maximize economic value for all of the Company’s shareholders, and specifically retail, publicly traded and non-affiliated shareholders. The Exchange Ratio was determined in negotiations conducted by representatives of the Company’s independent committee with Matrix, with the assistance of independent external financial advisors, namely Value Base Mergers and Acquisitions Ltd. The entry into the Merger Agreement based on the Exchange Ratio is also based on a fairness opinion that the Special Committee commissioned from an external and independent valuator (the “Fairness Opinion”). According to the Fairness Opinion, the Merger Consideration reflects appropriate, reasonable, and fair consideration that maximizes the consideration for all of the Company’s shareholders, including its retail shareholders.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Matrix, including covenants relating to obtaining the requisite approvals of the shareholders of the Company, indemnification of directors and officers, and the Company’s and Matrix’s conduct of their and their subsidiaries’ respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a proxy statement and seek the approval of the Company’s shareholders with respect to certain actions, which approval is a condition to the Closing of the Merger. The Closing is subject to satisfaction or waiver of certain additional conditions including, among other things, (i) the accuracy of the representations and warranties, subject to certain materiality and other qualifications, (ii) compliance by the parties with their respective covenants, (iii) no law or order preventing the Merger and related transactions, including antitrust approvals, (iv) the approval of the Tel Aviv Stock Exchange for the listing of the shares of the Merger Consideration on the Tel Aviv Stock Exchange, (v) no Material Adverse Effect has occurred with respect to either the Company or Matrix between the date of signing of the Merger Agreement and the Closing, (vi) the effectiveness of a shelf registration statement approved by the Israel Securities Authority, if applicable, and publication of a shelf offering supplement for the issuance of the Merger Consideration shares, (vii) receipt of a tax ruling from the Israel Tax Authority classifying the transaction for Israeli shareholders as a “merger by way of share exchange” pursuant to Section 103K of the Israeli Income Tax Ordinance; (viii) entry into a trust agreement with a trustee for the benefit of Company shareholders, if applicable; (ix) receipt of approvals from other third parties, including relevant financing institutions; and (iix) conducting of required filings and procedures to the U.S. antitrust authorities

In addition to the approval of the Merger Agreement, the Company’s Compensation Committee and the Board of Directors also approved the purchase of a Run-Off insurance policy for the Company’s officers.

The Merger Agreement also includes transaction termination provisions for both the Company and Matrix, including termination provisions in connection with a “Superior Offer” and a related “Termination Fee” (in the amount of NIS 35,000,000).

The foregoing description of the Merger Agreement and related transactions and documents is qualified in its entirety by reference to the full translation text of the Merger Agreement and its exhibits included as Exhibit 99.1 hereto and incorporated by reference herein.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Merger Agreement is attached hereto as Exhibit 99.1.

In connection with the proposed transactions between the Company and Matrix, the Company will file a proxy statement with the SEC. Before making any voting decision, shareholders are urged to read, in their entirety, the proxy statement and all other relevant documents submitted or that will be submitted to the SEC in connection with the Merger and the proposed transactions as they become available because they will contain important information about the Merger, the proposed transactions and related matters.

Matrix is expected to file certain reports in the U.S. by Form CB that may include information about the Transaction and our Company, pursuant to the Israeli Securities Law and regulations. Until the Closing of the Merger Agreement, we will furnish on Form 6-Ks (as-is) all such reports submitted by Matrix in the U.S.

Notice and Proxy Materials for Extraordinary General Meeting of Shareholders

In addition, we are publishing notice of the Company’s extraordinary general meeting of shareholders (the “Meeting”), which is scheduled to take place at 2:00 p.m. (Israel local time) on Wednesday, December 10, 2025, at the principal executive offices of the Company, located at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

Shareholders of record at the close of business on Monday, November 10, 2025, are entitled to notice of, and to vote at, the Meeting.

Attached as Exhibit 99.2 are the Company’s notice and proxy statement for the Meeting, which will be distributed to shareholders as of the record date, and which contains background information concerning each of the proposals for which the Company will seek approval at the Meeting and further logistical information related to the Meeting, including required majorities for approval of the proposals and methods for voting. The proxy statement also includes general information concerning Magic Software’s board of directors, corporate governance and significant shareholders, and appends supporting documentation for one of the proposals.

Attached as Exhibit 99.3 is the form of proxy card that will be distributed to shareholders as of the record date and that may be used for voting by record shareholders in advance of the Meeting (shareholders holding shares through a bank, broker or other nominee will instead receive a voting instruction form for submitting their votes).

Also attached are the Company’s condensed interim consolidated financial statements as of June 30, 2025 as Exhibit 99.4 and Matrix’s consolidated financial statements as of June 30, 2025 as Exhibit 99.5.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Agreement and Plan of Merger, dated as of November 3, 2025, by and among Magic and Matrix (Translation from the Original Hebrew – In the event of any discrepancy between the English version and the original Hebrew, the Hebrew version shall prevail)

99.2	Notice and Proxy Statement of Extraordinary General Meeting of Shareholders of Magic Software Enterprises Ltd. to be held on December 10, 2025

99.3	Form of Proxy Card for Magic Software Enterprises Ltd. Extraordinary General Meeting of Shareholders

99.4	Financial Statements of Magic Software Enterprises as of June 30, 2025

99.5	Financial Statements of Matrix IT as of June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer

Date: November 3, 2025

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the satisfaction of the conditions to closing of the merger transaction, general economic conditions, the current ongoing US government shutdown situation and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.